Filed by RCG Companies Incorporated (Commission File No. 1-8662)

                  Pursuant to Rule 425 Under Securities Act of
                  1933 and Deemed Filed Pursuant to Rule 14a-12
                   of the Securities and Exchange Act of 1934


  On December 7, 2004, RCG Companies Incorporated and Farequest Holdings, Inc.
                   Jointly Held the Following Conference Call:

                        TRANSCRIPT OF THE CONFERENCE CALL

Operator:         Welcome everyone. My name is Katie, and I'd like to welcome you to today's conference call. At this time, all participants are in a listen-only mode. Later, we will conduct a question and answer session, and instructions on how to participate will follow at that time. If you should need operator assistance at any time, please press star, then zero.

                  I would now like to introduce your speaker for today, Bob Prag [sp]. Please go ahead, Bob.

Bob Prag:         Thank you, Katie, and good afternoon everyone. I am Bob
                  Prag, President of the Delmar Consulting Group. I would like to welcome everyone to the RCG Companies 1800CheapSeats.com conference call. Today's call is being broadcast both via telephone as well as live on the Internet. A telephonic replay will be available for the next 60 days. The replay number is in the press release issued yesterday by RCG.

                  Last week, RCG announced its plans to acquire 1800Cheapseats.com, one of the fastest-growing online travel companies in the United States. Today's call will provide investors an opportunity to better understand the combination of the two companies as well as the business plan on a go forward basis. Before we begin the call today, I've been asked to read the following disclosure on forward-looking statements.

                  The statements in this presentation that are not historical facts are forward-looking statements within the meaning of section 21E of the Securities and Exchange of 1933, made in reliance on the safe harbor protections provided under that Act. These statements may be accompanied by words that convey the uncertainty of future events or outcomes. These statements are based on assumptions that we believe are reasonable. However, many important factors could cause our actual results in the future to differ materially from the forward-looking statements made herein, and in any other documents or oral presentations made by or on behalf of the company, including the risk that the company would be unable to grow or strength its network, due to lack of capital, or will be unable to consummate the acquisition of FareQuest Holdings [sp], or that the benefits anticipated from the acquisition will not be realized.

                  Additionally the forward-looking statements concerning the performance of the travel and leisure industry are based upon current market conditions and risks, which may change as a result of certain economic events or a shift in consumer travel. For further information on these risks and uncertainties, see the company's Securities and Exchange Commission filings, including its 2004 annual report on form 10K. We assume no obligation to publicly update or revise any forward-looking statements made herein, or any other forward-looking statements made by the company, whether as a result of new information, future events, or otherwise. This material is not a substitute for the proxy statement prospectus that RCG will file with the SEC. Investors are urged to read that document when it is available, because it will contain important information, including detailed risk factors.

                  The proxy statement prospectus, with other important documents to be filed by RCG, will be available free of charge at the SEC's website, www.SEC.gov, or directly from RCG.

                  RCG's directors and certain other executive officers may be considered participants in the solicitation of proxies in connection with the acquisition. Information concerning RCG's directors and executive officers can be found in the documents filed by RCG with the SEC. Certain directors and executive officers of RCG may have direct or indirect interest in the acquisition. Additional information about the participants will be contained in the proxy statement prospectus.

                  Presenting today for RCG will be Michael Pruitt, the company's CEO, and presenting for 1800CheapSeats.com will be Will Goldstein, its chairman. Will will also assume the position of RCG at the closing of the acquisition.

                  At this time, I'm happy to introduce Michael Pruitt, CEO of RCG. Go ahead, Mike.

Michael Pruitt:   Thanks, Bob. I appreciate the opportunity, I
                  appreciate on the phone participating. As you are aware, RCG, a little over a year ago, acquired Vacation Express and SunTrips from My Travel of Canada, making us one of the leading tour operators in the United States. Both these businesses were largely done in an offline world, through the traditional travel agents through the 1-800 number, and through some on the Internet. We saw a great opportunity at the end of the rainbow [inaudible] to take them to the Internet and we focused on doing that on Suntrips.com, is the brand to go national.

                  We also recognized by making the acquisition of these two businesses that this year we would incur losses until we reached the new contracts on the airline and were better able to execute that new plan of taking them on to the Internet. Two months ago, I was introduced to Will Goldstein, who is with me today, who is the chairman, as Bob mentioned, of 1800CheapSeats, about the synergies between our two companies and putting them together, and we are very happy, as we did last week, to announce that the-- we have agreed to acquire 1800CheapSeats, and Will will step in as the new chairman of the combined companies.

                  I'm going to let Will tell you about 1800CheapSeats, since we're all excited about the opportunity, as the shareholders of RCG and the management of RCG, to bring and his team in, and then we'll get back in a moment, in terms of the synergies going forward, that we see both in growing SunTrips and our offline brands with Will's online brand.

Will Goldstein:   Thank you, Mike. Thank you all for taking the time to join us today. I realize it's somewhat unusual to hold a call to discuss a pending transaction, but since FareQuest Holdings, the parent company of 1800CheapSeats is private and not well-known, we wanted to make sure we had the opportunity to share with you that our vision and our strategy for the RCG/1800CheapSeats transaction--

                  The cornerstone of the deal is obviously travel -- the travel market is well-documented as a several hundred billion dollar market. The online portion of this market is growing rapidly and there are published estimates that online bookings will exceed $70 billion this year. FareQuest Holdings, in June, 2003, bought the operating assets of the original Cheap Seats. The original Cheap Seats started in 1987 and has had many airline contracts that they have kept in place for over 17 years. We launched 1800CheapSeats.com in August of 2003. The original Cheap Seats did not have a very good presence online, they were operating as Cheap Seats travel, so in essence we started from scratch in 2003, in August, with our new site. That site now today went from zero to having over 30,000 people visiting a day. We do approximately $3.5 million a month in sales, and we have about 700 to 1,500 people signing up a day. We went with the strategy of being 1800CheapSeats.com because we wanted to be known as a full service online, offline travel agency. Most of our competitors, or the largest competitors, they bury their phone number -- they don't want you to call. We want you to contact us in any way shape possible that you feel comfortable.

                  Since then, we have been known as the name of the company, the URL, and also the phone number being one and the same.

                  Our call center that we have in Las Vegas has about 100 seats, and our agents are closing about 15% to 20%, compare to our close rate of 1% to 2% online. There's a couple of good reasons for that, although they're well-trained, I'm very proud of them, we have about 1,200 to 1,500 calls a day, and we're getting so many people coming to our website.

                  Well, the reason why we wanted to do this deal, we saw that RCG, through its tour lines, has been a traditional operator in excess of 20 years, and speaking frankly, they needed an Internet initiative to maximize their strength in the market. We at 1800CheapSeats.com feel we can deliver this web initiative. We also feel that 1800CheapSeats brand will grow next year in air travel, but having access to RCG's hotel inventory will accelerate our growth by selling hotels to travelers not looking for a tour. If you participate on the future calls and for those who know me from other ventures, I often refer to the three-legged stool. What I mean by this is a well-supported business model. In this case, I see the combined entities as having a strong air, hotel, and tour components. These three legs are critical to the growth sustainability in the travel business today, in my opinion, and again, I'm not reinventing the wheel. But what we're looking at is that we have so many visitors to our site that we want to be able to parade them by other merchandise. We realize that the air ticket part is actually the beginning; that's where the pavement and the rubber meets the pavement, so to speak, and we want to be able to sell them other products and services.

                  When we saw the deal and the opportunity with RCG and their tremendous tour operations and the ability to convert their tour sales to an online perspective and also their hotel inventory, we feel like we have three strong legs to stand on.

                  As you heard me, I always preach about parading people by the merchandise. We have an aggressive marketing campaign right now, we have 30 Scions that are driving around in America's major cities, and when they drive by, hopefully you've noticed them. If not, hopefully you will notice the edgy, eye-catching logo. We plan to do more of this to get people's attention.

                  We need to figure out a way to stand out and [inaudible] people notice, as I do not put up a bunch of billboards and TV ads like our big boys, because we're just not going to spend the money.

                  Two, is drive marketing dollars that you will go over through Mike, when he talks about it, that they use from their hotels and their hotel credits that they have, to continue to build the online campaigns that we have going. What we saw as an opportunity to continue to grow 1800CheapSeats.com as well as create a new vacation destination site with Suntrips.com. With the years of experience that Suntrips has and the experience that we have on driving online, we feel that one plus one equals a whole heck of a lot more than two.

Michael Pruitt:   All right, as Will just mentioned, on Suntrips, we've stated
                  this from the beginning, that Suntrips, our intent, was to take it national through our website, travel site, for specializing in vacation travel. As we have launched it over the last six months, we have found it very difficult to one, from a technology standpoint, but two, even more importantly, it's incredibly difficult for us [inaudible] airline contracts give us the ability to have a national platform. When Will and I got together, it was obvious the synergies with their longstanding history and contracts with the airlines, and the major carriers of the airline, that we were unable to achieve on our own, and their booking engine that they have [inaudible] internally, transact the Internet, it allows
                  Suntrips to go from where we are today, which is a 27-year history and brand of serving the vacation market, online, you know, virtually overnight, on a national basis, and to us, those synergies were just incredible for us, and that's why we reacted quickly and we struck the deal that we struck.

                  And so, we couldn't be more excited about it from a Suntrips standpoint, as we grow this national brand, from a vacation standpoint, and as you can tell, from Will, his obvious excitement from 1800CheapSeats, to be able to grow their brand as they continue to do online.

                  As Will mentioned, you know, Suntrips and Vacation Express, on an annual basis, spend a little over $5 million promoting our two companies. We've largely done that on an offline basis of traditional media, newspaper, you know, television, radio, to promote our brands in local markets. One of the exciting things that we look forward, in joining together, is to reallocate those funds that we currently get from the hotels to a more online brand and take advantage of what obviously Cheap Seats has been able to accomplish, which is a great deal in a very short period of time on the Internet, and to be able to grow the Suntrips brand nationally, as well as help, you know, Cheap Seats grow their brand, the 1800CheapSeats brand, by taking those same hotels and taking the co-op dollars that we receive from them, that 1800CheapSeats can use to grow out their marketing dollars as well.

Will Goldstein:   One of the things that we have is we have a tremendous
                  inventory of air contracts, and with that, we could give a national footprint to Suntrips [inaudible] flying out of their half a dozen gateway cities, we'll actually be able to put a dynamic package together, where you'd be able to go online, book your air, book your hotel, and put it together as a package. What I mean by that, instead of saying that you have to leave on a Thursday and come back on a Sunday, well, if you have to be back on a Saturday, you weren't able to do that before without our scheduled air contracts that we have. So we're going to put this together as a dynamic packaging unit, so when you get it through 1800CheapSeats.com, you'll be able to always get your -- your airline flights. I mean that's -- that's one thing. That's our bread and butter. We understand that business and I think we've cracked the code on being able to sell that and show scalability.

                  But what we want to do is be able to put together a tour package because the adults is where we make money, number one and number two, and number three, we want to be able to sell the land individually. What I feel is a -- a -- a selling point for SunTrips as opposed to some of our other competitors is that they've been around forever. And their infrastructure, when you go to one of those resorts, it's second to none. Instead of getting a voucher to get a taxi ride somewhere, you're actually going to meet one of those employees that'll have a sign there saying, "SunTrips, welcome," and will take you further to the hotel and talk about the excursions.

                  Our cornerstone and our growth, and what's different than anybody else out there, is that we want to be a full service. Back in 99, most of the companies that were operating 800 numbers for travel industry -- they embraced the Internet. And -- and as I preach all the time, the Internet is about sharing information. I -- I don't know if it was technically about selling dog food, but we feel like it was sharing information, giving the consumers the power. And that's what it has done. You can shop your airline tickets. We feel like today, people are shopping by price and not by the brands anymore. And so what we want to do is say, "Look, if you come to us, obviously, we want you to book it online." But we also [inaudible] full service element and that's why it was such a perfect for us in RCG. For us, we want to take their inventory of hotels on our website. Right now, about 95 percent [inaudible] air only. We feel like the [inaudible] for our future growth.

Michael Pruitt:   Yeah, and as -- as Will mentioned, with SunTrips --

Bob Prag:         Hey, Will -- Will -- hey, Will, back -- back up, you cut out there. You said about how much percent is air only and how much percent is hotel?

Will Goldstein:   Over 95 percent of what our sales are today is air. That is what we're known for. And it's going to take some creative marketing, which we think we have grassroots marketing campaigns, which I'd mentioned earlier that to cut through the clutter of all the advertising that the big guys are doing, we had to be very innovative in our marketing techniques. And we've done that, what we call gorilla marketing, and I -- I suspect people on the call will understand what that is. We have these little Scions going around and we're handing out information. We're going to be able to spread the word about us being a premier online/offline tour destination site. What
                  I mean by that is that I don't think we'll come in immediately in January, February -- whenever it closes -- and say that 100 percent of what's being done by SunTrips/Vacation Express, we'll convert that to be online. That's not the case. When people save up for a whole year to take their vacation, they want to make sure that they can look at it, they can peruse the pictures, they can see the stream and video of where they're going, they can actually go through from the time they arrive to the plane to the time they get off the plane, by the time they go to the hotel, by the time they look at the -- who knows -- the midnight buffet. But they want to be able to see that. And then they're going to want to be able to talk to somebody to make sure that is the [inaudible] folks have questions.

                  So we think, over a period of time, we'll migrate 30 to 50 percent of all our visitors to be able to do this online, but we want them to know we'll be there on the offline perspective. We don't think anybody's out there doing it, and we suspect nobody wants to do it because they're in the volume game. We're in the customer service game and we know the money will come. We know that we'll be able to do add-ons.

                  Like I mentioned earlier in my long-winded opening statement, which I apologize, is that we pride ourselves in being able to do customer service. That's not necessarily a cost center to me -- that could be a profit center. Right now when somebody calls us and has a problem -- didn't get their itinerary or didn't know their -- their airport locator code -- they call us, we can add on a hotel component and also an auto -- the car rental component. We feel like it's an opportunity for us to add on. We feel like it's an opportunity for us in customer service to help -- to help close the sale for the vacation, so to speak. We feel like people are going to go to the website, they're going to do the research, more people are more informed now because of the Internet than ever before, but sometimes they need that little extra nudge to make that buying decision. And we feel like having that cost center and our experts, and I think our cost center is second to none. We believe in high touch and high tech, and I think that's what we preach.

                  And hopefully, if anybody's been on here and used our [inaudible] that our customer service will stand behind it. We're going to go ahead and make that sale. And that's why we thought the combination was tremendous. We're not the new guys on the block, although we've only been Farequest Holdings since June 2003. The reality of it is, this is the original CheapSeats, we called it the original superstore, which was an offline travel agency, and that started back in 87. It's been around 17 years. And there's no -- make no mistake -- you don't stay in this business for 17 or 20 years if you're not providing customer service.

Michael Pruitt:   And -- and one other point we want to add is what's the
                  current business model of Vacation Express and SunTrips, and one of the other exciting things is CheapSeats will be a distribution channel for the existing business via the Internet. And so that's exciting with their over seven hundred thousand opt-in members today, as Will mentioned earlier, growing by two to three thousand everyday. It's an exciting opportunity for them to be able to market our charter flights and our packages [inaudible] existing business that we have today of Vacation Express and SunTrips.

Will Goldstein:   And that's a very good point because we really want to have two brands when we say multiple brands. We'll try to work on consolidating the back office and share all our technology and all our secret thoughts that we have. We're going to have two brands. We're going to have SunTrips [inaudible] also own
                  1-800-SunTrips, as well as 1-800-CheapSeats. And what'll happen is when you go to SunTrips and you're looking for air, because maybe they're just looking at air and build their own package, they'll have our booking engine on there and use
                  [inaudible] flight. As well, as for our vacation tabs, we're going to go ahead and have all [inaudible] vacation and packages. We feel like we want to parade our customers by the merchants [inaudible].

                  And as I said in the opening [inaudible] when I ran through it, is we're getting 25 to 30 [inaudible] day. We're having between [inaudible] twelve hundred signing up to get our newsletter. And we're getting more than two thousand totally signing up for some of our strategic contests that we have running, and actually, we -- we announced one of the contest winners today for one of the cruises we had.

                  This is a huge opportunity to go ahead and fill up the planes as SunTrips has, number one, and Vacation Express. But more importantly, it gives SunTrips and Vacation Express a national footprint. Our carriers, which are -- are top carriers, we go from every, every airport destination airport that you have. So it's not going to be a problem to take somebody from Detroit to Cancun, as opposed to the half-a-dozen gateway cities that -- that RCG has now.

Michael Pruitt:   All right, Bob, do you want to --

Bob Prag:         Yeah, good presentation. If you guys are ready, let's see if
                  Katie has anyone that wants to ask any questions.

Operator:         All right, if anyone has a question, you may press zero-one on your touch-tone phone. This will place you into a queue. We will then open up the lines one-by-one so each of you may ask your question. So again, if anyone has a question, press zero-one on your touch-tone phone. And that will be just a moment for questions.

Bob Prag:         Mike -- Mike, while we're -- while we're waiting for the queue to fill up, go through or -- or tell people exactly what they're going to be looking for with regard to the proxy shareholder approval and all that kind of interesting info.

Michael Pruitt:   OK, over the next -- between now and the end of the year, RCG is committed to preparing a proxy, which will also [inaudible] as it pertains to this transaction. And we will get that out after the SEC goes through the review process and gives us the final approval. Then as always, the proper amount of days where -- for mailing that they can vote on this transaction.
                  The -- I can tell you, Bob, the existing shareholder values from the nine institutions that have put in money over the last year to support the acquisition and the -- and the growth of Vacation Express and SunTrips, it's been overwhelming positive as well as from the Board and management of RCG to go forward with this transaction. In that proxy statement, it will include -- so this may help in answering some questions - the proforma numbers for 1-800-CheapSeats next year that's -- that they have -- will provide, as well as the proforma numbers for the existing businesses of RCG, and that proforma number for the shareholders to review.

                  We also -- we -- we required a fairness opinion to be done for this transaction. And that fairness opinion will also be provided in the documents that will be mailed to the shareholders. So expect to see something after the -- right after the 1st.

                  Will and I are both excited and anxious to get this transaction closed. We're both committed to the transaction as evidence by us going here today and -- and making this call. And in fact, last week, we were in New York together, and we are, you know, acting as one now, and -- and their technology people working with ours, to get the SunTrips site, you know, where we can -- after the 1st of the year -- come out swinging with a national presence. So we're very excited and we look forward to giving our shareholders that information.

Bob Prag:         Mike, well -- Mike, well, maybe -- maybe you can answer this, maybe you won't, but the proformas that will go out in the proxy for calendar 05, are you in a position to say whether they would show or forecast profits for the combined companies?

Michael Pruitt:   Yeah, as we've said previously, as it pertains to the -- the current -- or, you know, existing companies of RCG, is that we forecasted a profit for next year and we stand by that. And we are not aware of anything from the proformas of -- of 1-800-CheapSeats that affect that, you know, ability to make a profit for next year.

Bob Prag:         Good.  Katie -- Katie -- Katie, any questions?

Operator:         We do. Our first question will come from David Schlecter [sp]
                  from Perspective Capital Management. Please go ahead.

David Schlecter:  Thanks Katie, and good evening guys. Nice to see you Bob and
                  Mike, and -- and meet you, Mr. Goldstein. The press release had talked about the four-and-a-half million per month in airline bookings, and I wondered how is that treated in revenue recognition? Will all of that go through the combined companies' books or do you take a piece of that to report?

Will Goldstein;   Well, when we put that press release out, that it's in gross bookings. That's one of the metrics. When we go out there and do it as a consolidated statement, what we would do, is we have two different types of products when you do airlines. You have bulk, what are net fares are, and you have published. The published, the only money we make on it is actually our service fee. We don't have any mark-ups -- we don't control that inventory. On a bulk, we control the mark-ups -- we control that inventory. So basically, when we go ahead and state it in a consolidated statement, when we do revenues, it would end up being our bulk sales plus our -- our service fees from our bulk sales and our service fees from the published.

Michael Pruitt:   And -- and David -- this is Mike Pruitt -- when you see the prospectus that'll go out, the gentleman, the -- the firm that did the fairness opinion who was very knowledge of this space, actually breaks it down in the fairness opinion by all the different metrics the transactions have been done in this space. And -- and as -- as -- as Will mentioned, when we do the consolidated, that's how we'll report it.

David Schlecter:  Say -- OK -- is there some -- is there some round number that
                  I should use to multiply four-and-a-half million by to -- to get what would be -- what would be a reportable revenue off of that monthly revenue?

Will Goldstein:   Well, I -- I could take a stab at it. I mean about 30 to 40 percent of what we do is bulk sales, the remainder is published. So if you take 40 percent of that, and then you add our -- our service fees on top, and then our GDS fees, then you would get your gross revenue?

David Schlecter:  Got it. One other thing, Will, is I understand you're really quite a -- an entrepreneur, you've got quite a few other companies that you're running, and I wondered what percentage of your time as -- as chair of the operation you'll have to devote to it?

Will Goldstein:   That's a good question. I am the chairman, or I will be the chairman [inaudible] myself on helping [inaudible] operation than most people would -- would suspect. I'm not trying to go around your question. I -- I don't know. I mean I -- I
                  [inaudible] 18-hour day. I probably have 40 hours worth the time that would go into this [inaudible] complete.

David Schlecter:  Well, it's a -- it's a great piece of news and I'm -- I'm glad to hear it.

Will Goldstein:   Thank you.

Operator:         All right, our next question will come from Adam Martin, and he's a private investor. Please go ahead.

Adam Martin:      Hello?

Bob Prag:         Yes, go ahead, Adam.

Adam Martin:      I've been a recent RCG shareholder, and I was just wondering is the combined company going to have a new stock symbol, and what is the -- how is this going to benefit the current RCG shareholders, and is it going to change the flow?

Bob Prag:         Mike, do you want to grab that? Mike, did you hear that? Mike?

Operator:         It shows that he is still on line, but I can dial out to him.

Bob Prag:         Hey -- hey, Katie, can you -- can you -- the caller that's in, can you now turn him off?

Operator:         Yes.

Bob Prag:         Only because there's a lot of feedback.  OK, Mike?

Michael Pruitt:   Adam, I'll answer your question.

Bob Prag:         OK.

Michael Pruitt:   In the press release, we announced that we would do a name change to reflect as we stated back two press releases ago.
                  RCG would stay focused in the travel and entertainment space.
                  With this transaction, we have an opportunity to do a name change to give a clear focus that we don't spend time, you know, explaining what RCG is because it's not necessarily the relevant [inaudible] that we operate. So we will do a name change, and it will be included in the proxy that goes out.
                  And with the name change, there is a possibility that we would do a symbol change, and certainly if we do, we would give ample notice for everyone to -- to know the new symbol.

                  Obviously, Adam, the answer to the last part of your question, do we think it'll benefit the shareholders of RCG, as the currently -- the largest shareholder of RCG, we -- we certainly are doing this too for one purpose, and that is to maximize and create shareholder value in the marketplace that we -- we -- you know, we operate in today. So we're very excited about the combination.

Operator:         All right, our next question will come from Tom Spagnola [sp]
                  from 1-800-CheapSeats. Please go ahead.

Tom Spagnola:     Hey, good afternoon gentlemen.  Hey, Will, how are you?

Will Goldstein:   Hey there, Tom.

Tom Spagnola:     Good. Listen, I -- I just want to say this is an exciting time for -- for 1-800-CheapSeats and RCG, and I'm looking forward to -- to working with RCG and growing SunTrips and Vacation
                  Express. And one question I -- I didn't think of and asked you about is that is there going to be the realization of growing
                  SunTrips in the destinations or keeping things as they are?

Michael Pruitt:   So -- Tom, I'll answer that one.

Tom Spagnola:     OK.

Michael Pruitt:   Definitely, our intention is to -- to grow the destinations. I mean obviously today, SunTrips and Vacation Express are limited to the destinations we serve by the planes that we operate. And certainly, as we go forward, the -- you know, one of the big attractions is to take advantage of the network of the major carriers which certainly serve a lot more destinations.

                  And it gives me a great point to bring up, Tom, my travel who is a -- you know, one of the largest travel companies in the world, they are very excited about the opportunity to -- and -- and continue in the relationship that we have with them to purchase hotels on our behalf around the world. And they have a far more extensive network in the Caribbean and -- and other destinations that we currently don't operate in at -- at both SunTrips and at Vacation Express. And they welcome the opportunity to use their buying clout for us in new markets as we -- we launch them.

                  We certainly want SunTrips to be, as Will mentioned so happily, is a -- you know, a destination site for people looking for vacations, and -- and obviously, people are looking to go to a lot more places than we currently operate to today.

Tom Spagnola:     Sounds great, we look forward to working with you guys, thank you.

Michael Pruitt:   Thank you.

Will Goldstein:   Thanks, Tom.

Bob Prag:         Good question.

Operator:         All right, there are no further questions at this time.

Bob Prag:         Great, Mike, do you want to give a closing comment?

Michael Pruitt:   Well, I --

Will Goldstein:   I'd -- I'd like to add a couple of things.

Bob Prag:         OK.

Will Goldstein:   When we took over in June 2003, the company's doing about
                  five-hundred thousand [inaudible]. And as we've mentioned, we're doing 4.5 million about right now per -- per month. So we're excited about the growth. And -- and when Mike was talking about the proxy having our proforma and also the proforma for RCG's other companies, I want to say that, obviously, the attorneys and the accountants would have to approve it before we do it, before we put out and publish a proforma. We feel very comfortable about the growth in this industry, obviously. And what we're doing right now is the industy is so big, as I said earlier, and, you know, it's going to be $70 billion online. So it's a $200 plus billion industry. We're not taking anybody's business. We're being a -- an alternative to the guys that are there.

                  You have certain tiers. You have the top three or four competitors, and they're out there duking it out. And we're there, and what we're trying to do is focus on service besides the price. So when we say that there's going to be growth, we're going to have tremendous amount of growth. But you're going to -- we're going to have to spend more money and -- to go ahead and cross-sell and promote SunTrips and 1-800-CheapSeats.

                  I'm trying to put a little caveat in there to that proforma because even though we've had incredible growth, and will continue to have growth, we are going to have spend money so -- so folks know. We want to be the number four, five -- fifth choice because there are reports that the average person goes to three sites before they make their decision. Well, we want to be that third, fourth or fifth site, so we are going to spend time and energy. It's -- it's there for us. And if we put this combination together, one plus one equals six. And we're going to have two of the premier websites, destination websites out there.

Michael Pruitt:   And Will makes a great point, and that point is this -- the market is certain rewarding their efforts and will reward, we believe, us for creating shareholder value. By taking -- you know, we're committed to making profits, but taking those profits and reinvesting them to continue to grow our brands.
                  And so we believe that's the -- that's the path, not only to profitability, but the path to creating shareholder value is to continue to grow our brands and become a dominant force out there in both the vacations as well as through the air travel that Will has today with 1-800-CheapSeats.

                  So, like I said, we are -- we are very confident, and we're very excited. We're committed to the transaction. We're -- we're anxious to get it done. And together, we're going to go out and [inaudible].

Will Goldstein:   And, you know, I didn't mention it, but Farequest Holdings and shareholders and myself are very committed to get this -- this deal done. The reason why I say that is, we're already putting our resources and efforts in building SunTrips now before the deal is even closed. We are going to be one company as soon as the proxy goes out and we go through whatever, kind of like we had to go through whatever mechanisms. We are completely 100 percent committed. We feel like we have a unique product. We have, I'm not going to say the -- the complete secret sauce, but we're not reinventing the wheel for putting this vacation packaging online. And together, it's just going to be phenomenal.

Michael Pruitt:   And -- and to -- just to further that point, that -- that
                  Dave's -- you know, the first question asked, Will will be the largest shareholder in the company, and once the companies are combined. So obviously, his commitment is to -- to grow the shares and share prices of RCG, and -- and -- and focus on doing that. And I'm sure, having been in his presence over the last, you know, 90 days, and his 18-hour day work ethics, you know, it will be reflected in -- in -- in his effort to go out and grow that share -- the share price on behalf of the shareholders.

Bob Prag:         Great, well, guys, thanks -- thanks so much for your time. And as always, management makes themselves available to the investment community, you can call them directly or call here through our office. Will and Mike, thanks again for your time, and I'm actually going to call you guys back in about two minutes.